GREENFLAG VENTURES INC.
Suite 804 – 750 West Pender Street
Vancouver, British Columbia, V6C 2T7, Canada
Tel: 778.654.3321

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an annual general and special meeting (the “Meeting”) of the holders of common shares of Greenflag Ventures Inc. (the “Company”) will be held at Suite 804, 750 West Pender Street, Vancouver, British Columbia on Friday, October 2, 2015 at 11:00 a.m. (Vancouver Time) for the following purposes:

1.

To receive the audited financial statements of the Company for the financial year ended March 31, 2015, the auditor’s report thereon and the management’s discussion and analysis for the financial year ended March 31, 2015;

2.

To appoint De Visser Gray LLP, Chartered Accountants, as auditors for the ensuing year and to authorize the directors to fix the auditor’s remuneration;

3.

To fix the number of directors for the ensuing year at four;

4.

To elect directors of the Company for the ensuing year;

5.

To approve by an ordinary resolution of a majority of minority shareholders the delisting of the Company’s common shares from the NEX Board of the TSX Venture Exchange, as more particularly described in the accompanying Information Circular; and

6.

To transact any other business that may properly come before the meeting and any adjournment thereof.

Accompanying this Notice is the Information Circular in respect of the Meeting, which includes, among other things, the full text of the above resolutions and detailed information relating to the matters to be addressed at the Meeting.  Please advise the Company of any change in your mailing address.

Registered Shareholders:  Every registered shareholder of common shares at the close of business on the record date is entitled to receive notice of and to attend and vote such common shares at the Meeting.  Registered shareholders who are unable to attend the Meeting in person and who wish to ensure that their common shares will be voted at the Meeting are requested to complete, sign and deliver the enclosed form of proxy c/o Proxy Dept., Integral Transfer Agency, Suite 203, 100 Queen Street East, Toronto, Ontario, M5C 1S6.  In order to be valid and acted upon at the Meeting, forms of proxy must be returned to the aforesaid address not later than 48 hours (excluding Saturdays, Sundays and holidays) before the time set for the holding of the Meeting or any adjournments thereof.  Further instructions with respect to the voting by proxy are provided in the form of proxy and in the Information Circular accompanying this Notice.

Non-Registered Shareholders:  Shareholders may beneficially own common shares that are registered in the name of a broker, another intermediary or an agent of that broker or intermediary (“Non-Registered Shareholders”).  Without specific instructions, intermediaries are prohibited from voting shares for their clients.  If you are a Non-Registered Shareholder, it is vital that the voting instruction form provided to you by your broker, intermediary or its agent is returned according to their instructions, sufficiently in advance of the deadline specified by the broker, intermediary or agent, to ensure that they are able to provided voting instructions on your behalf.

Dated at Vancouver, British Columbia, this 31st day of August, 2015.

GREENFLAG VENTURES INC.

“Richard DiBiase”

Richard DiBiase,
President and CEO